Exhibit 99.1

MAAS Announces Completion of Strategic Acquisition of Real Prospect Limited, Officially Enters New-
Energy Technologies and Intelligent Services Sector

CHENGDU, China, October 28, 2025 (GLOBE NEWSWIRE) -- Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”) today announced the successful completion of its strategic acquisition of 100% of the equity interests in Real Prospect Limited (the “Target Company” or “Real Prospect”). The transaction, previously disclosed in the Company’s Form 6-K furnished on July 18, 2025, was formally consummated on October 28, 2025.

Pursuant to the transaction agreement dated July 18, 2025, MAAS has acquired all equity interests in the Target Company from its existing shareholders, Arts Wing Limited (“AWL”) and Ace Long Limited (“ALL”) (collectively as the “Sellers”). As consideration, MAAS issued an aggregate of 98,002,174 Class A ordinary shares with a par value of US$0.09 per share (the “Consideration Shares”), at an issue price of US$1.50 per share. As of October 28, 2025 (the “Closing Date”), the Sellers collectively hold 98,002,174 Class A ordinary shares of the Company, representing approximately 30.64% of the total issued and outstanding shares and approximately 10% of the total voting power. The shares held by AWL are subject to a 36-month lock-up period. Following the completion of the acquisition, MAAS, through Real Prospect, owns 100% equity interest in Qingdao Youdian New Energy Technology Co., Ltd. (“Youdian”) and 49% equity interest in Qingdao Huiju Lai Xi Intelligent Technology Co., Ltd. (“Laixi”).

Youdian is an innovative technology company focusing on the new energy sector, with two primary business areas: electric vehicle (EV) services and residential energy solutions. With strong research and development capabilities and an end-to-end service ecosystem, Youdian has established itself as an industry leader. Its “Xiaoli Charging” mobile charging robot has been launched in the market, offering a variety of models including 20kWh, 50kWh, 60kWh, 100kWh, and 150kWh intelligent charging options, effectively addressing the challenges posed by fixed energy replenishment systems. In the residential energy sector, Youdian has introduced a range of innovative products aimed at consumer needs (C-end), including 3kWh, 5kWh, 10kWh, and 16kWh outdoor mobile energy storage units, as well as portable charging/discharging devices such as 7kW, 20kW, and 40kW units. Youdian also provides small, medium, and large photovoltaic energy storage systems and balcony power station solutions. These products are designed with high compatibility, portability, and safety, catering to the diverse energy needs of both households and outdoor environments.

Laixi is a high-tech enterprise recognized for its innovation and growth potential. Since its establishment in 2021, Laixi has specialized in developing intelligent unmanned systems and has become a leader in the domestic unmanned car wash industry, as well as a pioneer in mobile in-car charging technology. Laixi operates an automated manufacturing facility with an annual production capacity of 1,200 car washing machines. Its fully automated intelligent unmanned car wash equipment is equipped with advanced features such as an ICS IoT system, photoelectric sensors, automatic fault avoidance, and vehicle model auto-mapping, maintaining a fault rate below 0.1%. Laixi’s patented low-temperature car wash system operates at temperatures as low as -13°C without freezing, providing a key competitive advantage. In addition, its intelligent water recycling system reduces water waste, greatly improving car wash efficiency and enhancing the overall user experience.

With this acquisition, MAAS will leverage Youdian’s advanced R&D capabilities in new energy technology and Laixi’s leading expertise in intelligent unmanned systems. This integration will accelerate the development and deployment of mobile charging, household energy storage, and smart mobility solutions. By combining intelligent charging, IoT automation, and renewable energy innovation, MAAS is officially expanding into the new energy and smart mobility sectors, committed to building a globally competitive ecosystem for intelligent, connected, and sustainable energy services.

About Maase Inc.

Founded in 2010 and formerly known as Highest Performances Holdings Inc. and Puyi Inc., we have evolved with a vision to become a leading provider of intelligent technology-driven family and enterprise services. Our mission is to enhance the quality of life for families worldwide by leveraging two primary driving forces: technological intelligence and capital investments. We are dedicated to investing in high-quality enterprises with global potential, focusing on areas such as artificial-intelligence services, advanced deep-tech solutions, science-backed health and wellness products.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: MAAS’s ability to obtain proceeds from the Agreement; MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Maase Inc.

Tel: +86-028-86762596

Email: ir@puyiwm.com

Maase Inc.